Marste, LLC
Statements of Comprehensive Income
(Unaudited)

	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue	$ -	$ -
Expenses:		
Advertising & Promotion	-	70
Meals and Entertainment	-	47
Legal and Professional	325	7,680
Office Supplies & Equipment	90	697
Travel		173
Rent & Utilities	1,080	780
Interest Expense	-	-
Total Expenses	1,495	9,447
Net loss	$ (1,495)	$ (9,447)